EXHIBIT 99.1

BrainsWay Expands U.S. Insurance Coverage for Deep TMS™ Treatment of OCD to Over 118 Million Lives

BURLINGTON, Mass. and JERUSALEM, Oct. 26, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive brain stimulation technologies, today announced further expansion in the number of medical policies across the U.S. providing coverage for the use of BrainsWay Deep TMS™ in the treatment of patients suffering from obsessive compulsive disorder (OCD).

With this latest expansion, more than 118 million Americans are now covered under insurance policies that provide access to BrainsWay Deep TMS for OCD, marking another important milestone in the Company's ongoing efforts to broaden patient access to innovative, evidence-based mental health treatments.

“As the first company to receive FDA clearance for a non-invasive brain stimulation treatment for OCD, and the only TMS company to have published data from a randomized, placebo-controlled multicenter pivotal study on its device demonstrating efficacy and safety for this indication, we have established a strong foundation of clinical evidence and leadership in this field,” stated Hadar Levy, Chief Executive Officer of BrainsWay. “Reaching more than 118 million covered lives represents meaningful progress in expanding access to Deep TMS for patients living with this challenging condition. We believe our differentiated clinical evidence, supported by growing real-world experience, continues to strengthen the case for broader payer adoption. We remain committed to working with insurers, healthcare providers, and other stakeholders to expand coverage, reduce barriers to treatment, and make this important therapy available to more patients,” concluded Mr. Levy.

The announcement comes within the broader context of continued momentum in BrainsWay’s reimbursement landscape generally, including the Company’s recent announcement regarding the increase in coverage for its accelerated SWIFT™ protocol in the treatment of major depressive disorder (MDD) patients.

BrainsWay Deep TMS is indicated by the FDA as an intended adjunct treatment for adult patients suffering from OCD. BrainsWay remains the only TMS company to have published data from a randomized, placebo-controlled multicenter study conducted on its device demonstrating the efficacy and safety of the treatment for OCD.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com